

February 2, 2015

Via E-mail
Mr. Kevin Jones
Chief Executive Officer and Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

**Re: North Texas Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed May 2, 2014
Form 10-K/A for the Fiscal Year ended December 31, 2013
Filed January 15, 2015
File No. 333-178251**

Dear Mr. Jones:

We have reviewed your filing and the amendment and response material that you provided on January 15, 2015, and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.   We note that you amended your filing in response to our prior comment letter to resolve a filing deficiency, although you did not provide a signed and dated response letter. Please resubmit your response as correspondence on EDGAR with these details, and ensure that all further correspondence is provided in a similar fashion.

Business, page 1

Reserve Estimates-Oil and Gas Reserves, page 2

2.   We have read the summary of your third party engineer that you filed with the
        amendment in response to prior comment one. You had previously disclosed that you
        employed a third party certified petroleum engineer to prepare an estimate of your
        reserves in accordance with Securities and Exchange Commission ("SEC") rules and
        regulations. However, during our telephone conversation on January 28, 2015, you
        indicated that your proved reserve estimates were based in part on the assumption that
        your recovery technology would achieve production in areas and at levels not yet applied
        or attained. In turn, we requested the detailed reserve report underlying your disclosures
        of proved reserves as of December 31, 2013. However, during a subsequent telephone
        conversation on January 29, 2015, you advised that neither you nor your third party
        engineer had assembled such a report.

        We understand that you will prepare and submit a conventional petroleum engineering
        report for review to support any reserves that are attributed to the Balch lease in your
        December 31, 2013 Form 10-K. We are providing in this comment an outline of the
        information that you should include in the report. You may furnish these materials on
        digital media such as flash drive or compact disk. The report should include:

        a)   One-line recaps in *spread sheet format* for each of the company wells or proved
                undeveloped locations on the lease. Each line should include well name/location
                number/identifier, field name, applicable reserve category, gross reserves, net
                reserves, working interest, revenue interest, oil price, future net revenue, net
                production costs, applicable tax (production/ad valorem), net development costs,
                years of economic life, undiscounted future net income, and discounted (at 10%)
                future net income. Please include the dates of first booking and estimated first
                production for each proved undeveloped location, and a bottom line summation.

        b)   Total projected annual income forecast schedules for proved developed producing
                reserves, proved undeveloped reserves, and total proved categories. Please ensure
                that is a minimum of 15 years of detail for each category. Each projected year
                should present your estimated gross (8/8ths) production, net production, working
                interest, revenue interest, product price, net revenue, net production cost,
                applicable tax, net development cost, net income, discounted net income for each
                category. Please include a bottom line summary total for each category.

        c)   Individual projected annual income forecasts (comprising each of the totals
                described in b) above) for each of the wells/locations in the proved developed
                producing category and in the proved undeveloped category.

    d)   Engineering exhibits (e.g. isopach/structure maps, rate/time plots, historical production figures, volumetric calculations, analogy well performance, explanation of MEOR application/results) that support your claimed proved producing or proved undeveloped reserves for each well/location. Include an explanation of oil prices used in the report, a line item listing of the components of the lease production costs used in the report, as well as AFE/capital cost inventory for each of the PUD locations.

You will need to assemble similar documentation to support any future reserve disclosures in compliance with Rule 4-10(a)(22) of Regulation S-X, also the criteria of reasonable certainty addressed in Rule 4-10(a)(24), and the requirements pertaining to reserves attributable to undeveloped properties that resides in Rule 4-10(a)(31).

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief